SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4)
of the Securities Exchange Act of 1934

RDO EQUIPMENT CO.
(Name of Subject Company)

RDO EQUIPMENT CO.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

749413-10-0
(CUSIP Number of Class of Securities)

Thomas K. Espel, Treasurer
RDO Equipment Co.
2829 University Drive South
Fargo, ND 58103
Tel.: (701) 239-8730
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

Thomas R. Marek, Esq.
Oppenheimer, Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, Minnesota 55402-1609
Tel.: (612) 607-7000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        On March 7, 2003, RDO Equipment Co. issued a press release in which it confirmed receipt of an updated letter from Ronald D. Offutt, its Chairman of the Board and Chief Executive Officer, proposing to acquire at a purchase price of $6.01 per share all of the outstanding shares of the Class A common stock of RDO Equipment that Mr. Offutt does not currently own or control. In addition, RDO Equipment announced that the Special Committee of the Board of Directors of RDO Equipment (consisting of non-management directors of RDO Equipment and formed to review and evaluate the offer from Mr. Offutt) has received an opinion, with customary assumptions and qualifications, from its financial advisor, Houlihan Lokey Howard & Zukin, that Mr. Offutt's proposal to acquire the outstanding shares of Class A common stock of RDO Equipment that he does not own or control for cash consideration of $6.01 per share is fair, from a financial point of view, to the RDO Equipment stockholders holding those other shares. RDO Equipment also announced that based upon this opinion and the Special Committee's deliberations to date, if Mr. Offutt formally commences a tender offer as proposed, the Special Committee intends to recommend that the RDO Equipment stockholders tender their shares, assuming no material changes have occurred prior to the formal commencement of Mr. Offutt's tender offer that would alter the views of the Special Committee or its financial advisors. The following is a copy of this press release.

*        *        *

CONTACT:	RDO Equipment, Fargo Thomas K. Espel 701/297-4288 invest@rdoequipment.com

RDO EQUIPMENT ANNOUNCES INCREASED OFFER FROM OFFUTT
AND SPECIAL COMMITTEE'S INTENTION TO RECOMMEND
ACCEPTANCE BY STOCKHOLDERS

        FARGO, N.D., March 7, 2003—RDO Equipment Co. (NYSE: RDO) announced today that it has received an updated letter from Ronald D. Offutt, its Chairman of the Board and Chief Executive Officer, proposing to acquire at a purchase price of $6.01 per share all of the outstanding shares of the Class A common stock of RDO Equipment that Mr. Offutt does not currently own or control. This represents a substantial increase from the $5.22-$5.66 per share price range originally proposed by Mr. Offutt and is the result of discussions and negotiations between Mr. Offutt and the Special Committee of non-management directors that was formed to review and evaluate the offer from Mr. Offutt. RDO's Special Committee reported that it has received an opinion, with customary assumptions and qualifications, from its financial advisor, Houlihan Lokey Howard & Zukin, that Mr. Offutt's proposal to acquire the outstanding Class A shares that he does not own or control for cash consideration of $6.01 per share is fair, from a financial point of view, to the RDO stockholders holding those other shares. Based upon this opinion and the Special Committee's deliberations to date, the Committee announced that if Mr. Offutt formally commences a tender offer as proposed, the Special Committee intends to recommend that stockholders tender their shares, assuming no material changes have occurred prior to the formal commencement of Mr. Offutt's tender offer that would alter the views of the Committee or its financial advisors.

        According to Mr. Offutt's letter, Mr. Offutt plans to cause RDO Tender Co., an acquisition entity Mr. Offutt intends to form, to commence within four to six weeks a formal tender offer by filing tender offer materials with the Securities and Exchange Commission and mailing such materials to the RDO Equipment stockholders.

        The tender offer would be conditioned upon there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of Class A shares (1) that would, when aggregated with the shares owned by Mr. Offutt and certain of his family members and assuming conversion of Mr. Offutt's Class B shares into Class A shares, represent at least 90% of all Class A shares then outstanding and (2) that represent at least a majority of the total number of Class A shares outstanding on the date shares are accepted for payment that are not owned by Mr. Offutt, certain of his family members, RDO Tender and the executive officers of RDO Equipment. Although Mr. Offutt would retain the right to waive the "90% condition," he would not have the right to waive the latter "majority of the minority condition." The offer would also be subject to other conditions customary to similar tender offers. The offer would not, however, be conditioned upon the availability of financing.

        If the conditions to the offer were satisfied and the offer completed, as soon as practicable thereafter RDO Tender Co. would effect a "short-form" merger of RDO Tender Co. with and into RDO Equipment. In this merger, the remaining RDO Equipment stockholders would receive the same $6.01 purchase price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights.

        Mr. Offutt has stated that until he formally commences a tender offer to the RDO Equipment stockholders, he reserves the right, in his sole and absolute discretion, not to proceed with the offer for any reason.

        The Special Committee cautioned stockholders to defer any decision to tender their shares until Mr. Offutt makes a formal offer and the Special Committee formally discloses its position with respect to the offer in materials that Mr. Offutt and the Special Committee will file with the Securities and Exchange Commission and mail to RDO Equipment stockholders. The Special Committee urges each RDO Equipment stockholder to read these materials prior to making any decision regarding the offer.

        Mr. Offutt beneficially owns 8,125,884 Class A shares (assuming conversion of his 7,450,492 Class B shares into an equal number of Class A shares), or approximately 63.5% of the outstanding shares of RDO Equipment.

        RDO Equipment Co. specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies and utilities. These operations, which consist of 45 retail stores in 9 states, include one of the largest networks of John Deere construction and agricultural stores in North America. Information about RDO Equipment, including recent news and product information, is available on the Internet at www.rdoequipment.com.

        The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of RDO Equipment. If Mr. Offutt proceeds with the offer, he will file a tender offer statement on Schedule TO regarding the offer with the SEC. RDO Equipment will also be required to file a solicitation/recommendation statement on Schedule 14D-9 regarding its response to the offer. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Mr. Offutt and RDO Equipment at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained free of charge from RDO Equipment by directing such request to RDO Equipment Co., 2829 South University Drive, Fargo, ND 58109, tel (701) 297-4288, Attention: Thomas K. Espel.

        Certain statements in this news release that are not historical in nature contain forward-looking information, particularly those statements that utilize terminology such as "would," "intends," "will," "plans" or comparable terminology. Some of the forward-looking statements in this news release include statements regarding Mr. Offutt's intent to commence a tender offer, the anticipated timing thereof and the Special Committee's intent to recommend that the RDO Equipment stockholders tender their RDO Equipment Class A shares in the offer. The forward-looking statements in this news release are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements including risks relating to Mr. Offutt's plans to commence a tender offer, the Special Committee's plans to recommend that the RDO Equipment stockholders tender their RDO Equipment Class A shares in the offer, changes in RDO Equipment's business or economic and market conditions that would dissuade Mr. Offutt from commencing a tender offer, and other risks described in RDO Equipment's reports filed from time to time with the Securities and Exchange Commission including its annual report on Form 10-K for the year ended January 31, 2002.

*        *        *